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File No. 034653-0007

January 27, 2005

VIA EDGAR AND FACSIMILE—(202) 942-9533

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Jeffrey P. Riedler, Assistant Director Zafar Hasan, Attorney-Advisor Ibolya Ignat, Staff Accountant James Atkinson, Staff Accountant
Re:	Sunesis Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-121646)

Ladies and Gentlemen:

        On behalf of Sunesis Pharmaceuticals, Inc. ("Sunesis" or the "Company"), we confirm receipt of the letter dated January 19, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Sunesis is filing pre-effective Amendment No. 1 ("Amendment No. 1") to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 1.

General

        1.     Please note that we will send you our comments on your pending request for confidential treatment by separate letter. All confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

        Sunesis acknowledges that you will send your comments on its pending request for confidential treatment by separate letter and that all confidential treatment issues must be resolved before you will consider a request for acceleration of the registration statement.

        2.     Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

        Sunesis does not intend to provide any graphic, visual or photographic information on the inside cover of the printed prospectus.

        3.     Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

        Sunesis acknowledges that you may have additional comments when it files a pre-effective amendment containing pricing-related information, and Sunesis confirms to the Staff that it is aware that it must file this amendment prior to circulating the prospectus.

        4.     Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

        Sunesis acknowledges that, when it files a pre-effective amendment that includes a price range, the price range must be bona fide.

        5.     Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.

        Sunesis has filed with Amendment No. 1 all remaining exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K, with the exception of Exhibits 1.1, 5.1 and 10.33. Sunesis intends to file Exhibit 1.1 as promptly as possible after the form of underwriting agreement has been negotiated. Sunesis intends to file a request for confidential treatment for portions of Exhibit 10.33, and intends to file Exhibit 5.1 and Exhibit 10.33 with Amendment No. 2.

        6.     Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

        Sunesis acknowledges that where the Staff provides examples to illustrate what you mean by your comments, they are examples and not exhaustive lists. Sunesis has endeavored to make appropriate changes in accordance with your comments to all applicable portions of Amendment No. 1.

        7.     In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

        As indicated in the first paragraph of this letter, the Staff's comments are set forth herein in bold, followed by the Company's response. Sunesis is filing pre-effective Amendment No. 1 to the above referenced registration statement with this response letter. All page numbers in the responses refer to Amendment No. 1.

        8.     Throughout the registration statement, you cite various estimates, statistics and other figures. Where you cite your own estimates, please explain how you arrived at those estimates, disclose any third-party sources you relied upon, and provide us with any copies of those sources. Copies delivered should be marked to highlight the relevant information. For all other figures, please identify your sources and provide copies of these sources to us. Set forth below is an illustrative and not an exhaustive list of statements that should be supported:

    •
    "sales of Gleevec are expected to increase from $1.1 billion...$2.5 billion," p. 44.

    •
    "Examples of TNF inhibitors include...$1.1 billion and $600 million," p. 48.

        Sunesis is supplementally providing to the Staff copies of the applicable portions of Amendment No. 1 that are based upon third-party sources and the citations for those estimates and statistics. For the Staff's convenience, each statistic or estimate is numerically keyed to the supporting source for that statistic or estimate.

Cover page

        9.     Please delete the term "Joint Book-Running Managers" from your cover page.

        Sunesis has deleted the term "Joint Book-Running Managers" from the cover page of the prospectus.

Prospectus Summary, page 1
Overview, p. 1

        10.   Please explain the term "tethering" the first time it is used.

        Sunesis has provided additional disclosure on page 1 explaining the term "Tethering" when it is first used.

Our Programs, p. 1
SNS 595 Program, p. 1

        11.   Please explain technical terms and phrases such as "cytotoxic," "cell-cycle inhibitor," "novel mechanism of action," "myelocytic," "kinase" and "fragment-based technologies" using simple language that investors can understand. These terms should be explained the first time they are used.

        Sunesis has revised its disclosure to explain technical terms and phrases the first time they are used in Amendment No. 1.

        12.   Please disclose the rights you have acquired from Dainippon are through a license agreement.

        Sunesis has provided additional disclosure on page 2 indicating that the rights Sunesis has acquired from Dainippon are through a license agreement.

Risks Related to our Business, page 3

        13.   Please revise to disclose that you have not generated any operating revenues and you expect to incur losses for the foreseeable future.

        Sunesis respectfully advises the Staff that it has generated operating revenue. In response to the Staff's comment, Sunesis has revised the disclosure on page 3 to indicate that it has received revenue from its research collaborations and grants and fellowships, but that it has not generated any revenue from product sales.

The Offering, page 4

        14.   You have disclosed that none of the information contained in your prospectus was adjusted for the effect of the reverse stock split to be effected prior to the completion of the offering. Please note that if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS is to be adjusted retroactively for all periods presented to reflect that change in capital structure, and the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed. Please refer to ARB No. 43, Chapter 7B, "Capital Accounts—Stock

Dividends and Stock Split-Ups" and please revise your presentation and disclosures throughout the filing.

        Sunesis has revised its disclosure on page 4 to indicate that the information contained in the prospectus gives effect to the reverse stock split to be effected prior to the completion of the offering. As disclosed in the section entitled "Conversion of Preferred Stock and Reverse Stock Split," Sunesis will set the ratio of the reverse stock split to ensure that it will have 17.5 million shares of common stock outstanding immediately prior to the offering, after giving effect to antidilution adjustments of the preferred stock, if any, and assuming the exercise of all outstanding options and warrants. Prior to printing the preliminary prospectus, Sunesis will adjust the computations of basic and diluted EPS retroactively for all periods presented to reflect that change in capital structure, and the per-share computations for those and any prior-period financial statements presented shall be based on the new fixed number of shares. If per-share computations reflect such changes in the number of shares, that fact shall be disclosed to the extent necessary to comply with ARB No. 43, Chapter 7B, "Capital Accounts—Stock Dividends and Stock Split-Ups," and Sunesis will revise its presentation and disclosures throughout the filing.

Risk Factors, p. 7
General

        15.   When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in "If our competitors develop and market products...," you should expand and customize the risk factor to disclose whether SNS-595 suffers from any disadvantages as compared with irinotecan, doxorubicin and the other competitive products you have listed, with a particular emphasis on the factors listed in the bullet points. For example, if any competitive products are in later-stage clinical trials (or approved), you should disclose this fact explicitly rather than relying upon a generic bullet point relating to speed of development.

        Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

        Sunesis has revised the risk factors as appropriate to customize the disclosure with specific reasons why Sunesis may be exposed to a particular risk. For the Staff's convenience, Sunesis is supplementally providing marked pages to Amendment No. 1 that are marked "Comment 15" where revisions have been made in response to this comment.

"There is a high risk that our drug discovery and development activities will not result in commercial products," page 7

        16.   If you have experienced any of the situations described in your bullet point list, please revise to describe the situation you experienced and the consequences. It may be necessary to include such discussion as a separate risk factor discussion.

        Sunesis advises the Staff that, although Sunesis believes that these are significant risks related to its business, Sunesis has not experienced as of the date hereof a substantial delay or prevention of the commencement of its clinical trials resulting from any of the situations described in the bullet point list in the risk factor entitled "There is a high risk that our drug discovery and development activities will not result in commercial products."

"If we fail to maintain our existing, or enter into new, strategic collaborations...," p. 11

"We rely on third parties to conduct our clinical trials...." p. 12

        17.   Other than the third party manufacturer and single supplier for SNS-595 that you reference in subsequent risk factors, please identify collaboration agreements upon which you are heavily dependent. Additionally, describe the subject of the agreement. Please also describe any disadvantages that your company has in negotiating collaboration agreements, if any.

        Sunesis advises the Staff that the only agreement upon which it is substantially dependent is its collaboration with Biogen Idec relating to Raf kinases. Sunesis has revised its disclosure on page 11 to include disclosure relating to this agreement. In addition, Sunesis is not aware of any disadvantages it has in negotiating collaboration agreements with potential partners.

        18.   To the extent that you are substantially dependent on any third party for services, (other than the third party manufacturer and single supplier for SNS-595 that you reference in subsequent risk factors), please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of third parties, disclose the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.

        Sunesis respectfully advises the Staff that it does not believe that it is substantially dependent on any single third party for services. Sunesis has revised the referenced risk factor on page 13 to clarify the risks faced by the Company with respect to the service providers discussed therein. The Company believes that there are over 100 contract research organizations who would be able to provide the services discussed, but respectfully advises the Staff that it does not believe that this information would be meaningful to investors because it would tend to minimize the actual risk faced by the Company as discussed in the referenced risk factor.

        19.   Please discuss the extent to which the third parties upon whom you rely have failed in the past to perform as you expected them to.

        Sunesis is not aware of any instances where the third parties upon whom it relies have materially failed in the past to perform as Sunesis has expected them to.

"If conflicts of interest arise...," p. 11

        20.   Please disclose the types of facts or circumstances that might lead a collaborator to breach or fail to perform under any agreement with the Company.

        Sunesis has revised its disclosure on page 12 in response to the Staff's comment.

        21.   If you are aware of any of your collaborators that are developing product candidates that would compete with the candidates that you are developing under the agreement.

        Sunesis has revised its disclosure on page 12 to indicate that Johnson & Johnson PRD is developing a product candidate that would compete with the product candidates that Sunesis and Johnson & Johnson PRD are developing under the collaboration agreement. Except as disclosed in the referenced risk factor, Sunesis is not aware of any other competitive product candidates that are currently being developed by its collaboration partners. However, Sunesis believes that other competitive product candidates will be developed in the future by its current or future collaboration partners, and has disclosed this risk on page 12 under the Risk Factor entitled "If conflicts of interest arise...."

"We rely on a third party to manufacture our product candidates"...., p. 12

        22.   In light of your dependence on this third party manufacturer, you should name the manufacturer explicitly, describe the material terms of the contract in the Business section and file your agreement with the manufacturer as an exhibit to the registration statement. If you believe you are not required to file the agreement, provide us with a supplemental analysis supporting your determination. The analysis should discuss the availability of alternative sources.

        Sunesis does not believe that it is required to file the above-referenced manufacturing agreement because the contract is such as ordinarily accompanies the kind of business conducted by the Company, and it does not fall within any of the categories specified in Item 601(b)(10)(2)(A)-(D) of Regulation S-K. In particular, the Company is not substantially dependent on such manufacturer for the reasons set forth on page 13 in the referenced risk factor. In addition, Sunesis advises the Staff that, as disclosed on page 61, it currently has adequate inventory to meet its anticipated needs through the fourth quarter of 2005, and anticipates having adequate inventory on hand for future needs for the period of time that it believes would be necessary to qualify a new supplier.

"Our proprietary rights may not adequately...," p. 13

"If we are sued for infringing...," p. 15

"We may be subject to damages resulting from claims" p. 15

        23.   Please describe any problems you have had in the past with the risks you have posed in this section. Describe any claims that you have infringed on the intellectual property of others, that employees have disclosed trade secrets of employers, and your failures to protect intellectual property rights, among other issues.

        Although Sunesis believes that these are significant risks related to its business, Sunesis does not believe that is has experienced any problems in the past with the risks described in this section.

"We expect to significantly expand our clinical research...," p. 15

        24.   To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

        Sunesis does not believe that it has experienced any significant problems attracting and retaining key personnel in the recent past and is not aware of any key employee who has plans to retire or leave Sunesis in the near future. Nonetheless, Sunesis believes that attracting and retaining key personnel is a significant risk to its business.

"Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty," page 16

        25.   This risk factor is generic as it applies to all companies in all industries. Please either revise to tailor the risk factor to your business and your operations or delete it.

        Sunesis has revised its disclosure on pages 16 and 17 to include a new risk factor entitled "We will need to implement...", which discloses more specific risks faced by Sunesis as a result of evolving regulation of corporate governance and public disclosure.

"Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products," page 17

        26.   If there are any known side effects to any of your product candidates, please revise to disclose them.

        Sunesis has revised its disclosure on page 18 to disclose that the potential toxicity of single and repeated doses of SNS-595 has been explored in a number of animal studies that suggest the mechanism-based dose-limiting toxicities in humans receiving SNS-595 may be similar to some of those observed in approved cytotoxic agents, including temporary toxicity to bone marrow cells, the gastrointestinal system and other systems with rapidly dividing cells.

"Foreign governments often impose strict price controls...," p. 18

        27.   If applicable, you should include in your discussion of this risk factor (or in a new risk factor), the fact that regulatory approval in the US may not necessarily mean that you will obtain approval in foreign jurisdictions.

        Sunesis has included a new risk factor on page 19 entitled "Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad" disclosing that regulatory approval in the United States may not necessarily mean the Company will obtain approval in foreign jurisdictions.

"We maybe subject to costly claims...," p. 18

"We may incur significant costs complying with environmental laws...," p. 18

        28.   Please disclose the amount and limits for the insurance you carry for these respective types of claims.

        Sunesis has revised its disclosure on pages 19 and 20 to include the limits of the Company's insurance.

Use of Proceeds, p. 24

        29.   You have allocated $40 million to clinical and preclinical development of programs. Please revise your disclosure to include more information about this amount, including a breakdown of proceeds by program as you have identified them in the prospectus summary and in the Business section. Please also disclose how far the allocated proceeds will take each program or product in the development process.

        Sunesis has revised its disclosure on page 24 to include more information on the anticipated use of proceeds for Sunesis' lead product candidates, SNS-595 and Aurora kinase, and a discussion of how far Sunesis estimates the net proceeds would take those programs in the development process. With respect to the other product candidates and programs, Sunesis directs the Staff's attention to the response to Comment 32. The "Use of Proceeds" section allocates $33 million to specific purposes, and the remainder of the net proceeds for general corporate purposes, including capital expenditures and working capital. The actual amount of the net proceeds to be allocated toward general corporate purposes will depend on the size of the offering.

Capitalization, page 24

        30.   Within the capitalization table, please revise to include the current portion of long-term debt.

        Sunesis has revised its disclosure on page 25 to include the current portion of long-term debt in the capitalization table.

Management's Discussion and Analysis of the Company, p. 29
General

        31.   Please disclose your accumulated losses as of December 31, 2004.

        Sunesis has revised its disclosure on page 29 to disclose its accumulated deficit as of December 31, 2004.

        32.   We note the Company has not provided meaningful estimates of the ultimate cost to bring your product candidates to market. Please consider including at least minimum amounts that you anticipate incurring by project/product candidate and the timing of incurring those minimum amounts. Please also address in your disclosure the following:

    •
    The nature, timing and the efforts necessary to complete the project;

    •
    The anticipated completion dates;

    •
    The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

    •
    The period in which material net cash inflows from significant projects are expected to commence.

        Sunesis has revised its disclosure on pages 31 and 32 to include, to the extent available or estimable, at least minimum amounts that Sunesis anticipates incurring by project/product candidate and the timing of incurring those minimum amounts. In addition, Sunesis has included additional disclosure on pages 31 and 32 discussing the reasons why Sunesis is unable to estimate the actual costs it will incur in the continued development of its drug candidates for potential commercialization, the anticipated completion dates for its current research and development candidates or the period in which material net cash inflows from significant projects are expected to commence.

        33.   Please note that if you will make or receive any payment that is material and probable, you must disclose that payment in the MD&A and that information will not be the proper subject of a confidential treatment request. If there are no such payments, advise us of this fact in your response letter.

        Sunesis has revised its disclosure throughout the MD&A to include disclosure of any payments to be made or received that are both material and probable, and acknowledges that such information will not be the proper subject of a confidential treatment request.

Stock Based Compensation, page 33

        34.   In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

    •
    The date of the transaction,

    •
    The number of options granted or shares issued,

    •
    The exercise price or per share amount paid,

    •
    Management's fair market value per share estimate and how the estimate was made,

    •
    An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,

    •
    The identity of the recipient, indicating if the recipient was a related party,

    •
    Nature and terms of concurrent transactions; and,

    •
    The amount of any compensation or interest expense element.

Please note that because the initial filing did not include an estimated offering price we are deferring evaluation of common stock related compensation until you specify the estimated offering price.

        Sunesis is providing its response to this comment in a supplemental memorandum to the Staff.

Research and Development, page 34 and page 43.

        35.   We acknowledge your discussion research and development activities. In addition to your current disclosures please include the following information for each of your major research and development projects:

    •
    The costs incurred during each period presented and to date on the project;

    •
    The nature and estimated costs of the efforts necessary to complete the project;

    •
    The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

    •
    The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

        Sunesis directs the Staff's attention to its response to Comment 32 above.

Business, p. 41
SNS-595 Program, p. 45

        36.   Where you discuss the results of clinical trials, in addition to including qualifications making it explicitly clear that clinical trials have not been completed and later stage trials may contradict your conclusions regarding safety or efficacy. You should also provide further disclosure about your results, including a brief statistical analysis of your results. As one example only, on page 46, you state that SNS-595 showed 99% to 100% inhibition of growth. Please disclose the p-values associated with these results and explain what the p-values mean. If the results are not statistically significant, you should indicate this fact in the disclosure.

        Sunesis has revised its disclosure on pages 46 and 47 in response to the Staff's comment. Sunesis respectfully advises the Staff that it believes that the risk factors entitled "There is a high risk..." on page 7 and "Our ongoing Phase I and subsequent..." on page 9 and "Our approach to developing..." on page 10 and elsewhere contain explicit disclosure that clinical trials have not been completed and later stage trials may not show safety or efficacy of the Company's product candidates.

        37.   Please explain what you mean by "PK."

        Sunesis directs the Staff's attention to page 44, where Sunesis has defined the term pharmacokinetics, or "PK," as the concentration of drug in the bloodstream over time.

Strategic Collaborations, page 50

        38.   Please revise the descriptions of your collaboration agreements to quantify the amounts paid to date, the aggregate amounts payable in the future and the aggregate potential milestone payments. As royalty payments are based on a percentage and are unknown, disclosing the existence of royalty provisions is sufficient.

        Sunesis has revised its disclosure on pages 51-55 to include for each collaboration agreement the aggregate amounts paid to date, the aggregate amounts payable in the future and the aggregate potential milestone payments.

        39.   Some of the agreements state that the other party will have an exclusive license to your portion of the collaboration intellectual property. In these instances, please revise to clearly state that you will not have commercialization rights.

        Sunesis has revised its disclosure on pages 51-55 to disclose for each applicable agreement which party holds commercialization rights.

Intellectual Property, page 55

        40.   We note your statement that you have 60 issued U.S. and foreign patents. However, the only patent(s) you have discussed are the patents related to SNS-595. Please revise to describe the subject of all your material patents and disclose when these patents expire. If multiple patents apply to the same technology or product candidate, it maybe helpful to discuss them together. If some of the patents are not material, disclose this information.

        Sunesis has revised its disclosure on page 55 in response to the Staff's comment.

Certain Relationships and Related Party Transactions, page 77

        41.   We note your disclosure of such transactions in the prospectus. Please include the amounts of the related party items on the face of the financial statements and the related disclosures in your footnotes. Please refer to SFAS No. 57, Rule 4-08(k) and Article 5 of Regulation S-X.

        Sunesis has revised its disclosure on pages 5 and 28 and on the face of the financial statements and the related disclosures in the footnotes in response to the Staff's comments.

Principal Stockholders, p. 79

        42.   Please identify the natural person(s) who are the beneficial owners of the shares held by Abingworth, Biogen, Mayfield, and Venrock.

        Sunesis has revised the Principal Stockholders table on pages 81 and 82 to disclose the names of the natural persons who are beneficial owners of the shares owned by Abingworth, Biogen, Mayfield and Venrock.

Underwriting, p. 93

        43.   Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

        Sunesis advises the Staff that it is not planning to conduct a directed share offering.

        44.   You have indicated that the underwriters have arrangements to host or access your preliminary prospectus on the Internet. Please identify any third parties that will host the prospect on their website along with the Internet address for each such underwriter. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

        Sunesis advises the Staff that neither it nor any of the underwriters have any agreements with a third party to host or access the preliminary prospectus on the Internet, other than as described below. The Company has been informed by Lehman Brothers that it typically outsources electronic road shows to NetRoadShow, Inc., but does not have a written agreement in place with NetRoadShow, Inc. The Company has been informed by SG Cowen that SG Cowen has contracted with NetRoadShow, Inc. (www.netroadshow.com) to transmit informational meetings involving representatives of the underwriters, the Company and prospective U.S. purchasers of common stock ("Internet Road Shows"). The purpose of the arrangement with NetRoadShow, Inc. is not to specifically host or provide access to the preliminary prospectus. The primary purpose of the arrangement with NetRoadShow, Inc. is to provide access to the Internet Road Shows to institutional investors who cannot, or elect not to, attend informational meetings in person. As part of the Internet Road Show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees at the information meetings, is required to, and will, be made available on NetRoadShow, Inc.'s website. NetRoadShow, Inc. has informed the underwriters that the Internet Road Shows will be conducted in accordance with the Private Financial Network No-Action Letter, dated March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual road shows. It is currently contemplated that an electronic roadshow will be provided, but no specific arrangements for an electronic road show with respect to this offering have been made.

        The Company is supplementally providing to the Staff with this letter a copy of the agreement between SG Cowen and NetRoadShow, Inc.

        45.   Please advise us if the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

        Sunesis has been advised by the underwriters that the underwriters intend to satisfy prospectus delivery requirements by paper delivery of a prospectus. However, an electronic copy of the preliminary prospectus in PDF also may be delivered to certain investors by email prior to the delivery to these investors of a paper copy of the preliminary prospectus. Other than as described in this paragraph and the Company's response in Comment 44, none of the underwriters intend to use any form of prospectus other than paper-based prospectuses and neither the underwriters nor any of their affiliates, intends to engage in any electronic offer, sale or distribution of the shares.

        46.   Tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

        The underwriters have informed the Company that there will be no distribution or delivery of prospectuses other than by hand or the mails, except in connection with the electronic road show. Please see the response to Comment 44 above for a description of the underwriters' electronic road show procedures. The Company and the underwriters do not intend to use any forms of prospectus other than printed prospectuses.

        47.   Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate are e-brokers. If so, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

        The underwriters have informed the Company that none of the underwriters and any other broker-dealer that may be participating in the syndicate are e-brokers.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

        48.   Please revise to identify the purchasers or classes of purchasers in your private offerings. Please note that "single investor" and "single purchaser" are not acceptable classes.

        In response to this comment, Sunesis has revised its disclosure on page II-2 to identify the purchasers.

Financial Statements
Note 1, Recent Accounting Pronouncements, page F-14

        49.   We note your disclosure of the impact of the adoption of FASB statement 123 as amended will have on your financial statements. We believe that your disclosure could be enhanced by a quantification of the impact that the adoption of the standard is expected to have on the financial statements; if impact not known or not estimable, a statement to that effect should be made. In addition, please include a disclosure of the potential impact of other significant matters that might result from the adoption of the standard. Please refer to SAB 103 Topic 11M.

        In response to this comment, Sunesis has revised its disclosure on page F-12 and made conforming changes to page 38. Sunesis supplementally advises the Staff that they are not aware of any other significant matters that might result from the adoption of the standard.

Note 5, Collaborative Research Agreements, page F-18.

        50.   Please revise your disclosure to indicate in general the milestone events that will trigger the payments under these agreements and the aggregate amount of the milestone payments.

        In response to this comment, Sunesis has revised its disclosure on pages F-15 through F-18.

Note 10, Convertible preferred stock, page F-23

        51.   We note that you completed a private placement of convertible preferred stock securities during 2004. Convertible securities issued within a reasonable period prior to the filing of an initial registration statement, which have a conversion price below the initial offering price, are presumed to contain an embedded beneficial conversion feature. Since you have not disclosed an estimated offering price, or price range, we are deferring a final evaluation of this issue until the estimated offering price is specified and expect to have further comment in this regard when the amendment containing that information is filed.

        Sunesis acknowledges that the Staff is deferring a final evaluation of this issue until the estimated offering price is specified.

* * * * *

        The Company respectfully advises the Staff that the Company currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2 to the registration statement and plans to commence its roadshow as soon thereafter as practicable. In light of the Company's desired schedule, Sunesis would very much appreciate the Staff's prompt review of Amendment No. 1 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3004 or William Davisson of this firm at (650) 463-2660.

Very truly yours,
/s/ JAMES L. MORRONE
James L. Morrone of Latham & Watkins LLP
cc:
Daniel N. Swisher, Jr., Sunesis Pharmaceuticals, Inc.
Daryl B. Winter, J.D., Ph.D., Sunesis Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
William C. Davisson, III, Esq., Latham & Watkins LLP
Laura Berezin, Esq., Cooley Godward LLP
John T. McKenna, Esq., Cooley Godward LLP